Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

August 15, 2014

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, DC 20549

Attention:	Cecilia Blye, Chief, Office of Global Security risk
Daniel Leslie, Staff Attorney

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-03970

Ladies and Gentlemen:
Harsco Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 23, 2014, with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2013, filed February 27, 2014.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2013
General

1.
On page 21 of the 10-K, you provide revenue figures for Latin America, Africa and the Middle East, regions that include Cuba, Sudan and Syria. Additionally, we are aware of an article indicating that you have subsidiary companies or agents in countries in the Middle East including Syria.

Cuban, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, strategic ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response:
The Company’s Code of Conduct specifically requires all Company directors, officers and employees to adhere to the export control regulations established by the United States Government and by the governments of other countries in which the Company does business. All new employees are required to undergo Code of Conduct orientation within two weeks of hire, and Company personnel with e-mail access receive periodic supplemental Code of Conduct training. In addition, the Company has in place a compliance due diligence policy and process, which requires review of the compliance of all financial and commercial transactions with applicable export regulations and anti-corruption standards. This policy provides for enhanced due diligence screenings of prospective international representatives, including sales agents, consultants, distributors and joint venture partners, in order to promote compliance with U.S. restricted parties lists and to safeguard the Company’s reputational standing. Finally, the Company’s practice is to require that sales agents operating outside of the United States enter into written agreements, in which the agent agrees, among other things, to comply with all United States export controls and trade sanctions laws and regulations. For example, the Company’s form International Marketing Agreement provides that sales agents will not “export, re-export, transfer, re-transfer, sell or resell [Company products], technology, software and services, or engage in any other transaction including employment and third-party services, in violation of [applicable export controls and trade sanctions laws and regulations] into (or to a national resident of) Cuba, North Korea, Iran, Sudan [or] Syria … .”

The Company has never, to its knowledge, directly or indirectly provided any sales of products, equipment, components, technology, software, information, services or support to Cuba, Sudan or Syria, whether through its foreign subsidiaries, joint ventures, distributors or other direct or indirect arrangements, and the Company does not anticipate doing so while these countries are designated as state sponsors of terrorism by the Department of State or subject to U.S. economic sanctions and export controls. In addition, the Company does not have any agreements, commercial arrangements or other contracts with the governments of those countries or entities controlled by those governments, and the Company does not anticipate entering into any such agreements while these countries are designated as state sponsors of terrorism or subject to United States economic sanctions and export controls.
The Company has identified an article, dated September 2, 2012 and published by United Press & Publishing LLC, which the Company believes appeared in an electronic trade publication. The source of the information contained in the article appears to be Khimji Ramdas LLC, an Omani construction materials distributor, which claims to be a representative of the Company in the Middle East. Although Khimji Ramdas LLC previously served as a distributor for the Company, this relationship was terminated on November 19, 2009, approximately three years before the date of the article. Therefore, the article, which describes Khimji Ramdas LLC’s purported extensive relationship with the Company as of 2012, is largely inaccurate.

2.
Please discuss the materiality of any contacts with Cuban, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in company that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:
As described in response to Comment 1, the Company is unaware of any contacts with Cuba, Sudan or Syria. For each of these countries for the 2011, 2012 and 2013 fiscal years and the six months ended June 30, 2014, the Company has received no revenue, it has no assets in such countries and it has no liabilities associated with such countries.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
President and Chief Executive Officer
cc:    A. Verona Dorch
Stefanie M. Holland
Michael J. Solecki